EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On October 26, 2006, we completed our initial public offering whereby we became the successor to the business of Eagle Rock Pipeline, L.P. For purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before adjustment for equity income from equity method investees, and our share of pretax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

	Years Ended December 31,
	2009	2010	2011	2012	2013
($ in thousands)
Interest expense	$41,535	$35,118	$46,643	$61,705	$75,518
Capitalized interest	61	416	451	1,311	963
Estimated interest associated with rental expense (a)	2,966	2,600	2,596	2,958	3,174
Total fixed charges	$44,562	$38,134	$49,690	$65,974	$79,655

Net income (loss) from continuing operations before income taxes	$(179,846)	$(25,196)	$70,424	$(152,305)	$(283,093)
Income from equity investees	(153)	20	11	18	10
Net income (loss) from continuing operations before income taxes before income from equity investees	(179,999)	(25,176)	70,435	(152,287)	(283,083)
Distributed income of equity investees	164	67	86	57	41
Capitalized interest	(61)	(416)	(451)	(1,311)	(963)
Depreciation of capitalized interest	116	128	149	195	252
Fixed charges	44,562	38,134	49,690	65,974	79,655
Total earnings	$(135,218)	$12,737	$119,909	$(87,372)	$(204,098)

Ratio of earnings to fixed charges (b)	—	0.33	2.41	—	—
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(a)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(b)	For the years ended December 31, 2009, 2010, 2012 and 2013, earnings were inadequate to cover fixed charges by $25.4 million, $283.8 million, $153.3 million and $283.8 million, respectively.